UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
E-commerce China Dangdang Inc.

(Name of Issuer)
Common Shares

(Title of Class of Securities)
26833A105

(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 4 Pages

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Peggy Yu Yu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		18,405,840[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,135,840[2]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,405,840[3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.4%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1] Consists of 3,135,840 Class A common shares and 13,000,000 Class B common shares held by Ms. Yu and 2,270,000 Class B common shares held by individual shareholders who authorize Ms. Yu to vote these shares on their behalf under power of attorney. Each Class B common share is convertible at the option of the holder into one Class A common share. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common shares is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

[2] Consists of 3,135,840 Class A common shares and 13,000,000 Class B common shares held by Ms. Yu.

[3] See footnote 1.

[4] Based on 119,803,340 total Class A common shares, being the sum of 104,533,340 outstanding Class A common shares as of December 31, 2010 and 15,270,000 Class B common shares beneficially owned by Ms. Yu (including 13,000,000 Class B common shares held by Ms. Yu and 2,270,000 Class B common shares held by individual shareholders who authorize Ms. Yu to vote these shares on their behalf under power of attorney), assuming conversion of all such reporting person’s Class B common shares into Class A common shares.

Page 2 of 4 Pages

Item 1(a).	Name of Issuer:

E-commerce China Dangdang Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4/F, Tower C, The 5th Square, No.7 Chaoyangmen North Avenue, Dongcheng District, Beijing 100010, People’s Republic of China

Item 2(a).	Name of Person Filing:

Peggy Yu Yu

Item 2(b).	Address of Principal Business Office or, if None, Residence:

4/F, Tower C, The 5th Square, No.7 Chaoyangmen North Avenue, Dongcheng District, Beijing 100010, People’s Republic of China

Item 2(c)	Citizenship:

People’s Republic of China

Item 2(d).	Title of Class of Securities:

Common shares

Item 2(e).	CUSIP Number:

26833A105

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

See Row (5) through (11).

Mr. Guoqing Li and Ms. Yu are husband and wife. Mr. Li beneficially owned 126,132,430 common shares of the issuer as of December 31, 2010, including 7,255,770 Class A common shares issuable upon exercise of options within 60 days of December 31, 2010, 21,876,660 Class B common shares held by Kewen Holding Co. Limited and 97,000,000 Class B common shares held by Science & Culture International Limited.
Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

Page 3 of 4 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2011

/s/ Peggy Yu Yu

Peggy Yu Yu

Page 4 of 4 Pages